株式会社 日本格付研究所

最終更新日：2014 年 11 月 7 日

ソブリン・準ソブリンの信用格付方法

I. ソブリンの信用格付方法

　この信用格付方法は、2013 年 3 月 29 日公表の格付方法のうち、カントリーシーリングに関する格付方法について改訂したものである。

1. ソブリンの信用格付

　ソブリンの発行体格付は、国家の負う債務の履行能力および返済意思を等級で示したものである。ソブリンの借入主体は、それぞれの国家が定めた法規範によって異なるが、通常は政府または中央銀行である。ソブリンと事業法人などとの主な違いは、ソブリンが主権者であることに起因したもので、徴税権や通貨発行権を有している、通常、倒産法制に服さず国家の消滅もありえない、などである。個別債務の格付は、約定内容や選択的な債務不履行などから債務ごとに履行の確実性に違いが生じる可能性があるため、発行体格付と異なる場合がある。なお、ソブリン格付の記号などは、「格付の種類と記号の定義」に準じている。

2. 自国通貨建と外貨建格付

　ソブリン債務者は、債務返済の財源となる税収を確保する徴税権、そして通貨発行権を有している。外貨建債務を返済する財源の確保には、自国通貨の外貨への交換や市場からの外貨調達が必要となるが、自国通貨建については、こうした制約が少ない。このようなリスクの相違を考慮して、格付にノッチ差を付けることがあり、この場合は通常、自国通貨建格付が外貨建格付を上回る。ノッチ差の評価には、徴税権や通貨発行権の行使を左右する財政および金融の状況、国内金融市場の発展度、外貨準備の保有高、為替の制約を受けにくい通貨同盟やペッグ制の採用などを考慮している。

3. 信用格付評価の概要と評価項目

　ソブリン格付の客観性と正確性の向上には、体系的な評価方法のフレームワークが重要である。このため、JCR では定量評価と定性評価を段階的に行う「ソブリン評価システム」を採用している。

　ソブリンの債務履行能力および返済意思の評価においては、以下の 7 つの側面から行っている。まず **財政基盤** の健全性は、政府の債務履行能力を直接的に左右するため極めて重要である。次に、**対外ポジション** は、民間を含む国全体の対外債務の履行能力をみるものとして重要と言える。**経済基盤** が強固であれば、持続的経済成長を通じて税収など、財源の安定的拡大が可能となろう。経済成長の持続性は、**社会政治基盤** の安定性によって大きく左右される。また、**金融システム** は、経済成長に必要な資金供給という重要な役割を担っている。さらに、適切な **経済政策** の実施は、上記の各側面の安定化を通じて経済成長の持続性の向上を可能にすると考えられる。また、過去の実績なども踏まえて、返済意思とそれを左右する要因も考慮している。最後に、**国際関係** において、経済活

動が国際的に安定して行える環境が整備されているかをみる。評価項目は、現実には相互に関連しており、国や時期によってその重要度が異なることもありうる点に留意する必要がある。

＜JCR が採用している評価項目の概要＞

(1) 財政基盤
財政収支の動向
政府債務の状況
債務償還構造
(2) 対外ポジション
対外債務の状況
国際収支の動向
通貨体制による影響
(3) 経済基盤
経済発展の基礎となる条件
経済発展の実績
成長のポテンシャル
(4) 社会政治基盤
政治社会の安定性
ガバナンスの状況
(5) 金融システム
金融制度・規制および監督の枠組み
金融機関の財務状況および資産価格の動向
国際金融情勢
(6) 経済政策
政策課題に対する認識
政策の実効性
政策の継続性
(7) 国際関係
政治、経済、安全保障の安定性

(1) 財政基盤

　　財政基盤は政府の債務履行能力を大きく左右する。財政基盤は、主に財政収支の動向、政府債務の状況、債務償還構造にかかる分析に基づきその健全性および持続可能性を評価している。分析にあたっては、中央政府に加え地方政府、社会保障基金を含む一般政府にかかる取得可能なデータを対象としている。

　　財政収支はその動向と歳出入構造をみる。収支動向については、過去のトレンドを GDP 比などによって把握した上で規律ある財政運営が行われてきたかを確認する。経済環境が変化する中で財政規律を維持してきた実績がある国は、一時的に財政収支が悪化した場合でも適切な対策を講じて将来健全性を回復する可能性が高いと考えられる。歳入構造については直接税、間接税などの税収基盤を中心にみる。特定資源あるいは産業への依存度が高い場合には歳入の安定性の観点から注意を要する。歳出については、歳入に対して適正な規模かどうかを押さえた上で、社会保障費、補助

金、公共投資および利払い費などを中心にその構造を把握する。その際、財政規律が損なわれていないか、また財政の硬直性を招いていないかを重視している。なお、公共投資の削減は、社会資本形成などの形で長期的な競争力や成長力に影響を及ぼすことに留意が必要である。

政府債務については、まず過去のトレンドを GDP 比で把握する。政府債務は、一般的に過去の財政赤字が累積したものであり、低水準にあることが望ましい。ただし、歳入の拡大余地や金利水準により負担可能な債務水準は異なる。また、その水準については発散しておらず、管理可能な状態であるかどうかを確認する。次に通貨構成、期間構成などの内訳をみる。さらに当該国にとって重要な金融機関や国営企業などの偶発債務や年金など社会保障にかかる潜在的な債務についても、必要に応じて把握する。外貨建債務は、為替レートの変動によって債務負担が変化するリスクに留意が必要である。

債務償還構造については、その負担と税収および税外収入ならびに国債発行などの収入とのバランスをみる。特定の時期に債務返済が集中し、外国人投資家の国債保有比率が高い場合、リファイナンス・リスクが高まる恐れがある。こうした視点から、国内債券市場の状況（市場規模、流動性、金利水準、投資家構成など）を把握しておくことが重要である。

(2) 対外ポジション

ソブリン債務者の対外債務の履行能力を大きく左右するものとして、これまでの国際収支動向を背景とした国全体の対外ポジションの分析が重要となる。

対外ポジションは、対外債務の状況、国際収支の動向、通貨体制による影響から総合的に分析し、その安定性および持続性について評価する。対外ポジションが悪化した状況では、民間部門の問題が経済全体に波及することを回避するために、政府が民間債務の返済を支援もしくは肩代わりする必要が生じる可能性がある。このため、民間部門を含む総対外債務を対象としている。

対外債務は、期間別、借り手別、貸し手別などの構成とトレンド、経済規模との比較などを通じてその状況を把握する。また、対外資産負債統計などを利用して対外資産および負債の構成内容、それらのバランス、過去のトレンドなどを確認することも重要となる。特に最後の安全資産である外貨準備については、短期対外債務やポートフォリオ投資など資本逃避の起きやすい資金の流入が多い国の場合、高水準の外貨準備が必要になるなど、各国の状況により個別に適正水準を判断する必要がある。なお、通貨スワップ協定による外貨流動性補完やユーロ圏における欧州中央銀行など国際的信用補完の枠組みについても必要に応じて評価に織り込んでいる。

国際収支は、経常収支と資本および投資収支により構成される。経常収支については、同収支を構成する各収支のトレンドを把握するとともにそれらの構造分析を行う。その際、重要となるのが、輸出競争力などから外貨獲得能力とその安定性をみることである。また、持続的な対外債務の負担能力についても、財サービス輸出を対外債務残高や毎年の債務返済額と比較することで判断する。なお、経常収支は、国内の貯蓄と投資の差に等しくなるため、同収支の動向を理解する上で、資金循環面からの動きを把握することも重要である。資本および投資収支をみるポイントは、経常収支や経済規模との対比、資本規制や為替政策による制約の有無および程度、投資収支の構成要因やその安定性ないし改善余地などである。経常赤字国の場合は、こうした分析からファイナンスの持続

性をみることが特に重要となる。

最後に、通貨体制については、それぞれの国が採用している制度の特徴を精査して評価している。変動相場制の場合は、為替変動を通じたマクロ不均衡の調整が可能であることから問題は少ないが、基軸通貨に自国通貨をペッグするなど固定相場制は、そうした調整が難しいほか、国内外金利差に起因する大規模な資本流出入などに留意が必要となる。ユーロ圏諸国のように通貨同盟に参加している国の場合は、域内では外国為替による影響から解放され、資本移動の円滑化が図られる一方で、マクロ不均衡の調整が難しくなるなど、メリットおよびデメリットの双方を把握することが重要となる。なお、広く国際的に流通している通貨を採用している国の場合は、国際資本を確保する上で有利な立場にある。特に基軸通貨国である米国は、こうした恩恵が大きい。

(3) 経済基盤

堅固な経済基盤は、財政、金融、政治および社会の安定を支え、市場メカニズムおよび経済政策の有効性を高める。経済基盤については、発展の基礎的条件を把握した上で、経済発展の実績さらには成長のポテンシャルに照らしてその安定性と持続性を評価する。

発展の基礎的条件では、国土、資源賦存度、人口動態さらにはインフラなどを必要に応じて把握する。一般的に資源に恵まれた国は発展余地が大きいが、それは必ずしも十分条件ではない。資源に恵まれた国でもそれを有効に活用できなければ経済発展は難しいし、他方、資源が乏しい国でも開放経済を志向し工業化に成功すれば経済発展が可能となる。

経済発展の実績は、まずその代表的指標として一人当たり GDP を把握し、その上で経済発展の歴史的経緯をみる。一人当たり GDP は、それが高い国は高所得を背景として潜在的な税収と資金調達の源泉が大きいことを示すものとして重要な指標となる。歴史的経緯は、これまでの経済体制の変遷や市場経済の発展度合いなどに着目する。どのような経済体制を導入してきたかは、国や時代によって異なるが、実態的に市場メカニズムが機能しているかどうかが重要となる。市場経済の発展は、資源の効率的な配分を可能とし、長期的な経済成長を推進する要となる。

成長のポテンシャルは、経済構造や近年の経済成長率の推移などから分析する。ここでは、景気循環的な側面よりも構造的な特徴を重視している。経済構造については、産業構造、貿易構造、就業構造などの観点から、生産性が高い産業への構造転換が図られているか、特定産業に依存しない多様な構造が構築されているかなどをみることが重要である。産業構造に関しては、成熟度、主要産業の対外競争力とその背景にある制度、規制などにも目を配る。貿易構造は、主要輸出入品および相手国、輸出入品の価格、さらには対外経済への開放度などにも着目する。輸出が特定の国や品目に集中し、僅かな環境変化でも経済全体が大きな影響を受けることがないかどうかの視点も重要である。就業構造は、産業別の就業者数、労働力人口、失業者数などを把握する。経済成長率の推移は、GDP 成長率の実績を把握するとともに、インフレ、資産バブル、対外不均衡などによって経済へのひずみを形成せずに持続的な成長を遂げてきたかどうかを潜在成長率などにも配慮しながらみる。次に近年の GDP 成長率の詳細な分析を需要項目別に行うが、経済成長を阻害する構造問題、外国経済の影響、経済財政政策の効果なども考慮する。

http://www.jcr.co.jp

(4) 社会政治基盤

　経済活動や政策運営の土台となる社会政治基盤は、その安定性、ガバナンスの状況について分析、評価する。政治および社会の安定性については、まず歴史的な経緯を踏まえ政治社会体制の変遷を把握した上で、政府の政治基盤についてみる。さらに、宗教、民族、政治思想、経済的格差などの観点から、社会全体の安定性が確保されているかを確認する。なお、例外的な事態といえるが、内乱や予期せぬ政権転覆などが生じる可能性、戦争や革命に伴い債務主体が消滅に至るリスクについても留意する必要がある。次に、ガバナンスの状況については、法の支配が確立されているかどうか、腐敗が抑制され、公共サービスの質が維持されているか、などを評価する。行政の透明性や、司法、中央銀行、メディアなどの独立性も重要である。なお、評価にあたり、世界銀行などの国際機関が公表する各種指標も参考にしている。

(5) 金融システム

　金融システムが安定し効率的に機能していることは経済の安定成長と健全な財政の維持のために不可欠である。金融システムが健全であれば、経済に安定した資金の供給が可能である。また、当局による規制や監督が有効に機能していれば、金融危機の発生を未然に防ぐことも可能となる。逆に、脆弱な金融システムは経済活動を阻害し、危機を誘発しかねない。また、その重要性に鑑み危機の折には公的資金の注入や債務保証などの公的支援が講じられることがあるため、政府の偶発債務把握の観点からも金融システムの分析が重要となる。なお、金融システムは銀行部門を中心にみている。

　こうした観点を踏まえ、金融制度および規制や監督の枠組み、金融機関の財務状況および資産価格の動向、ならびに国際金融情勢をもとに、金融システムの安定性を評価する。金融制度については、金融機関の業態別構成や寡占度などの制度的特徴、金融および資本市場の成熟度、マクロプルーデンス政策を含む金融監督体制（バーゼル規制など国際的枠組みとの協調を含む）について把握する。金融機関の財務内容については、資産の健全性、資本の充実度、資金調達構造、流動性の状況、収益性などを見る。資産価格の動向は、バブルの発生がないかについて、民間貸出やマネーサプライなどの資金供給動向、ならびに金利動向などと合わせて確認する。実体経済からかけ離れた資産価格の高騰は、その後の調整過程において金融システムに深刻な影響をおよぼす。加えて、金融機関が巨大化し金融市場がグローバル化した今日においては、一国の金融危機が他国へ伝播する可能性、またその際の影響度が高まっている。したがって、大手金融機関の経営不安や資産価格の調整、またそれによる国際的な流動性低下などが波及するリスクの把握にも努める。なお、国際間の銀行システムの連関を把握する際には、可能な限り国際的に基準が統一された統計を利用する。

(6) 経済政策

　経済政策は、政府および中央銀行が持続的な経済成長など様々な政策課題に対処する手段として、それに対する認識をみた上で、政策の実効性および継続性を評価する。

　まず政府および中央銀行が現状の政策課題をどのように認識しているかを把握する。政策課題を的確に認識していれば、適切な政策を打つことが可能となるほか、取り組む意思の強さも確認され

る。次に、個々の政策を精査した上で、政策全体の整合性などもチェックし実効性を評価する。その際、これまでの政策対応の柔軟性などもみる。最後に、政策対応の実績、経済政策に対する国民からの支持、さらには国際的な環境などを踏まえて継続性を評価する。これまで経済金融危機を乗り越えてきた実績をみれば、ある程度政策の継続性が把握できる。また、発展した政治制度を背景に政策に対する国民からの支持がある場合には、政権交代となっても、ある程度政策は予見可能である。他方、政権の継承問題や権力集中などは政策継続上の不安定要素となる。なお、国を取り巻く国際的な環境を踏まえた政策であるかどうかも十分確認しておく必要がある。

(7) 国際関係

　国際関係では、政治、経済、安全保障上の観点から、その安定性および信用補完の有無および強度を評価する。まず、政治では、国際社会における当該国の位置付けをみる。国家として国際的に信認された国であるか、多国間の枠組みの中で政治的な信頼関係が確立されているかなどが重要となる。経済では、貿易や金融などを国際的に自由に行える基盤が整備されているかをみる。安全保障上の観点では、地政学的な位置づけの把握が必要となるが、戦争の危険性など経済活動を行う上で不利な状況にないかを確認する。なお、EU、NAFTA などの地域統合、あるいは国際的な機関や取り決めがある場合には、その実態をみて評価に織り込んでいる。

4. カントリーシーリング

　カントリーシーリングはある国に所在する企業などが債務の返済のために行う自国通貨から外貨への交換や外貨の国外送金などの外貨取引に対して、当局が制限を加える蓋然性の評価である。カントリーシーリングは、企業などの外貨建格付の上限を示すものであり、ソブリンの外貨建格付を上回る場合が多い。

　外貨建格付を対象としているのは、通常、外貨は自国通貨と比べて当局自らの権限による調達や発行が難しく、外貨建債務の返済の資金繰りなどに支障を来した場合、企業などの外貨取引に対して制限を課すことがあるためである。

　カントリーシーリングの設定は、採用通貨、通貨制度、貿易決済及び資本取引規制、経済政策、対外債務、これまでの政府の対応状況などを総合的に評価して決定する。通常、ソブリンの外貨建格付から 0〜3 ノッチ程度上回るが、米国、ユーロ圏、日本など主要通貨を採用している国は制限を加える蓋然性が極めて小さいことから前述のノッチ幅の制約を受けない場合もある。

　例外的ではあるが、国際開発金融機関など当局間における重要な取り決めがある、国外に所在する親会社などから強い支援がある場合などは所在国のカントリーシーリングを超えることがある。

Ⅱ．準ソブリンの信用格付方法

1．準ソブリンの信用格付方法の概要

　JCR では、政府系特殊銀行や国営企業などの政府系機関、いわゆる「準ソブリン」の格付を行う場合、政府による明示的保証の有無のほか、政府による法的な支援の有無や産業政策上の重要性など政府との関係の深さ（ソブリン性）を分析し、政府の信用力を格付にどの程度反映させるべきかを判断している。また、同時に財務状況や事業リスクを分析・評価し、総合評価を導き出すというアプローチをとっている。このため「準ソブリン」の格付は、政府による元利払いの完全な保証がない場合でも「ソブリン」の格付と同じになる場合もあり、また、それを下回る場合もある。なお、当該「準ソブリン信用格付方法」は外国の準ソブリンを対象としている。

2．ソブリン性評価上の重要ファクター

　政府系機関のソブリン性を評価する場合、以下の 5 つのファクターに着目し、ソブリン性の強度を多角的に分析・評価している。なお、各々のファクターには評価ウェイトを設定しており、基本的には下記(1)の評価ウェイトが最も重くなると考えている。但し、評価ウェイトは完全に固定されたものではなく、適切と判断される場合は各政府系機関により変更することもある。

(1)　規制上の保護を含む法的保護の強度

　準ソブリンと見なされる政府系機関に関して公的な保護が設立準拠法等の法律により規定されている場合、ソブリン性の判断上、プラスに評価できる。例えば、①法律で規定された明示保証②法律で規定された政府による支援措置③政府が予算の範囲内で特定企業の事業について必要な費用の一部を補助したり、財政資金を融資でき、当社が発行した債券の利子について一部補助ができることを定めた法律が存在する―などである。

　また、当該機関を保護する規制が政府によって実施されている場合、ソブリン性の判断上、プラスに評価できる。例えば、政府が免許制により新規参入を制限し、国内市場での競争を制限している場合などである。なお、政府による規制の将来動向を予測することも必要である。その場合、規制当局の方針（民営化など）、規制当局の将来の意思決定に影響を与える外部環境、社会団体や政治団体の存在などについても検討する必要がある。

(2)　上記以外の政府による支援の強度

　当該政府系機関の信用力を補完するために政府が提供する経済的並びに設立準拠法など必ずしも明確な法的根拠がない場合の規制上の支援の内容についても分析する必要がある。このような支援には、①明示的保証（法律で規定はされていない場合の）②当該政府系機関が経営難に陥った場合に債務の返済を支援するという政府の意思③間接的な補助金、さらには当該政府系機関の信用の質の向上に有利な一般的な経済・社会環境などの広義の支援―などが考えられる。また、明示的な政府保証がない場合の政府による支援に関しては、全体的な規制環境、経済環境、政治環境を国がどう設定し、維持していくかという点も重要になると考えられる。その場合、政府が当該政府系機

関の将来の経営に有利な事業環境を創り出す能力と意思があるかをみる必要がある。

(3)　政府との資本関係の強度

　　政府が政府系機関の株式を保有し続けることは、企業に対する経営管理権を維持したいという政府の意思の現れとしてソブリン性の判断上、プラスに評価できる。但し、政府が株式を保有していることが、当該政府系機関の債務返済責任を政府がすべて負うことを必ずしも意味しない点には留意が必要である。また、政府保有比率が50％超である場合は、そうでない場合に比べて経営難の際に政府が介入する可能性は一般的に高いと考えられるが、その場合も同様に留意が必要となる。

　　また、政府の当該政府系機関の株式保有意図も重要と考えられる。例えば、外国企業による支配を防ぐ目的であれば、政府は当該機関の市場を保護し事業環境を安定化させる方向で規制を進めると期待できる。さらに、当該政府系機関に関する政府による民営化計画の有無や政府による株式保有比率の変化についても確認する必要がある。

(4)　政府の産業政策上の重要性

　　政府のエネルギー政策、産業政策、社会保障政策、防衛政策などの国家政策上の観点から当該政府系機関の重要性を判断する。重要性が高ければ、ソブリン性の判断上はプラスに評価でき、逆に低ければ、マイナスとなる。

(5)　政府との人的関係の強度

　　政府と当該政府系機関との人的関係が強い場合は、ソブリン性の判断上はプラスに評価できる。政府による経営への人的関与がある場合、あるいは経営陣の任命権を政府が有する場合は、それらに対する法的根拠の有無などを確認する必要がある。

　　以上、JCR では上記の 5 つのファクターを分析・評価し、格付の対象となる政府系機関のソブリン性の強度を判断している。なお、政府との関係が強いことはソブリン性の判断上はプラスに評価できるが、一方で、当該政府系機関の経営内容に基づく信用力評価という観点からはマイナスとなる可能性もあることには注意が必要である。例えば、政府の持株比率が高いことが、経営効率化や市場原理に基づく経営を行う上での阻害要因となったり、モラルハザードを引き起こす可能性もある。また、外資による投資に対する制約がある場合、企業の海外資本調達を制約するという点で長期的なマイナス要因ともなりえる。従って、政府系機関の格付の最終的な判断においてはこのような点も踏まえた総合的な判断が必要となる。

以　上

◆留意事項

本文書に記載された情報には、人為的、機械的、またはその他の事由による誤りが存在する可能性があります。したがって、JCR は、明示的であると黙示的であるとを問わず、当該情報の正確性、結果、的確性、適時性、完全性、市場性、特定の目的への適合性について、一切表明保証するものではなく、また、JCR は、当該情報の誤り、遺漏、または当該情報を使用した結果について、一切責任を負いません。JCR は、いかなる状況においても、当該情報のあらゆる使用から生じうる、機会損失、金銭的損失を含むあらゆる種類の、特別損害、間接損害、付随的損害、派生的損害について、契約責任、不法行為責任、無過失責任その他責任原因のいかんを問わず、また、当該損害が予見可能であると予見不可能であるとを問わず、一切責任を負いません。また、当該情報は JCR の意見の表明であって、事実の表明ではなく、信用リスクの判断や個別の債券、コマーシャルペーパー等の購入、売却、保有の意思決定に関して何らの推奨をするものでもありません。本文書に係る一切の権利は、JCR が保有しています。本文書の一部または全部を問わず、JCR に無断で複製、翻案、改変等をすることは禁じられています。

株式会社 日本格付研究所
Japan Credit Rating Agency,Ltd.
信用格付業者 金融庁長官（格付）第 1 号
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